SCHNEIDER WEINBERGER & BEILLY LLP
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telephone (561) 362-9595
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jim@swblaw.net

March 16, 2010

'CORRESP'

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director
Bill Thompson, Accounting Branch Chief
Ta Tanisha Meadows, Staff Accountant

Re:	China Logistics Group, Inc. (the "Company")
Amendment No. 4 to the Registration Statement on Form S-1
File No. 333-151783
Filed February 12, 2010

Ladies and Gentlemen:

The Company is in receipt of the staff’s oral comments to the above-captioned registration statement.  Following are the Company’s responses to such comments.  Concurrently, the Company has filed Amendment No. 5 to the above-captioned registration statement, which such amendment contains the following revisions in accordance with the staff’s comments.

Selected Consolidated Financial Data, page 9

1.           As requested, the Company has revised net income for the nine months ended September 30, 2009 in the table on page 9 to tie to the financial statements.

Risk Factors, page 10

2.           The Company has replaced “nine” for “six” with respect to the period ended September 30, 2009 in the second sentence of the risk factor beginning “Our Independent Registered Public Accounting Firm ...”.

Consolidated Statements of Cash Flows, page F-4

3.           The Company has replaced the incorrect description of “increase in accounts payable” and substituted “increase in advances to vendors” under Net Cash (Used In) Provided by Operating Activities.

Note 2 - Restatement of Financial Statements, page F-8

4.           The Company has added additional disclosure on the restatement adjustments to non-operating bad debt and selling, general, and administrative expense.

Note 4 - Basis of Presentation and Summary of Significant Accounting Policies - Derivative Liability, page F-15.

5.           The Black-Scholes option pricing table which was inadvertently omitted from Amendment No. 4 has been included.

Note 2 - Restatement of Financial Statements, page F-34

6.           The line item “Total stockholders’ equity (deficit)” has been revised to tie to the financial statements.

We trust the foregoing responds to the staff's comments.

Pursuant to the telephone conversation with Ms. Meadows, the Company has reviewed Item 8-08(b) of Regulation S-X with respect to requesting acceleration of the registration statement.  The Company notes that (i) all reports which are due have been filed, (ii) for the year ended December 31, 2009, the most recent fiscal year for which audited financial statements are not yet available, the Company reasonably and in good faith expects to report income from continuing operations attributable to the Company before taxes; and (iii) for the fiscal year ended December 31, 2007, which is one of the two fiscal years immediately preceding the most recent fiscal year, the Company reported income from continuing operations attributable to it before taxes of 332,835.  Accordingly, once the staff has had the opportunity to review Amendment No. 5, we would appreciate your advice regarding the filing of a request for acceleration of the registration statement.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Wei Chen
Sherb & Co., LLP